UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G A/2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.2)

GULFPORT ENERGY CORPORATION
_____________________________________________
(Name of Issuer)

Common Shares
__________________________
(Title of Class of Securities)

402635304
______________________________________________
(CUSIP Number)

September 21, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 402635304		13G A/2
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	CD Holding Company, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	146,018
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	146,018
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	146,018

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0.26%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 402635304		13G A/2
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Charles E. Davidson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	146,018
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	146,018
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	146,018

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0.26%
12		TYPE OF REPORTING PERSON	IN

This Amendment No. 2 (this “Amendment”) modifies and supplements the 13G initially filed on March 7, 2012 as amended by Amendment No. 1 to the Statement filed with the Commission on August 16, 2012 (together, the “Statement”), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Gulfport Energy Corporation, a Delaware corporation (the “Company”). Except to the extent supplemented by the information contained in this Amendment, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. [Information set forth below is on the basis of 55,687,845 shares of common stock issued and outstanding, as reported in the Company’s Form 10K filed August 9, 2012.]

(i) CD Holding Company, LLC
(a)	Amount beneficially owned: 146,018
(b)	Percent of class: 0.26%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 146,018
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 146,018

(ii) Charles E. Davidson
(a)	Amount beneficially owned: 146,018
(b)	Percent of class: 0.26%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 146,018
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 146,018

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☑

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2012
CD Holding Company, LLC
	By:	/s/ Charles E. Davidson
Name: Charles E. Davidson
Title: Manager

/s/ Charles E. Davidson
Charles E. Davidson